Filed by FG Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Merger Corp.

Commission File No. 001-41309

On June 12, 2023, FG Merger Corp. made available the following email communication relating to its proposed business combination with iCoreConnect Inc.

Subject Line: High Growth Opportunity in Healthcare Saas

Hello XX –

My team and I support FG Merger Corp. (NASDAQ: FGMC), a special purpose acquisition company, which entered into a business combination agreement with iCoreConnect Inc.(ICCT), a rapidly growing SaaS company delivering cloud-based software and technology to healthcare enterprises and organizations.

The transaction, which is anticipated to close in the third quarter of 2023, is expected to result in iCoreConnect uplisting from the over-the-counter market to the Nasdaq and is expected to trade under the ticker “ICCT”.

At the close of the transaction and de-SPAC, FGMC shareholders will be exchanged from common stock to convertible preferred stock giving them downside protection, a healthy 12% dividend, and full participation in the upside of ICCT.

Based on your profile and published research, we thought you may be interested in learning more about this very unique opportunity for the retail investor community to contribute growth capital to an emerging, high-growth SaaS company.

ICCT Highlights:

•	High-growth, recurring revenue is forecasted to expand from $8.0 million in 2022 to $28.9 million in 2023

•	2023 gross margin is expected to grow significantly from 72% in 2022 to 84% in 2023 and EBITDA margin is expected to be 23%

•	Large, underpenetrated addressable market undergoing a significant technological transformation and increasing demand for cloud-based software for the dental and broader healthcare market

•	Increasing mandated compliance at the state level for e-prescription as well as federal compliance with prescription drug monitoring programs

•	Agnostic technology platform simplifies adoption & integration as evidenced by connections with major electronic health record systems & thousands of insurance plans

•	Highly diversified customer base of healthcare providers, as well as blue chip and enterprise level clientele

Additional information and materials related to this transaction and iCoreConnect can be found at the FGMC website, https://www.fgmerger.com/. Further, I’d be glad to organize a conversation between you and the management team if you’d like. Please don’t hesitate to reach out with any questions you may have.

Kind Regards,

The Alpha IR Team on behalf of FGMC

Additional Information and Where to Find It

In connection with the proposed business combination, FGMC and iCoreConnect have filed a joint proxy statement/prospectus with the SEC which has been declared effective, and each of FGMC and iCoreConnect have mailed a the joint proxy statement/prospectus relating to the proposed business combination to their respective stockholders.

FGMC’s and iCoreConnect’s stockholders and other interested persons are advised to read the proxy statement/prospectus and any amendments thereto, and other documents filed in connection with the proposed business combination, as these materials contain important information about iCoreConnect, FGMC and the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by FGMC with the SEC also may be obtained free of charge upon written request to FG Merger Corp, 104 S. Walnut Street, Itasca, IL 60143. The documents filed by iCoreConnect with the SEC also may be obtained free of charge upon written request to iCoreConnect Inc., 529 E Crown Point Road, Suite 250 Ocoee, FL 34761.

Participants in the Solicitation

FGMC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FGMC’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of FGMC and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about FGMC’s directors and executive officers and their ownership in FGMC is set forth in the final FGMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC on February 2, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

iCoreConnect and its directors and executive officers are participants in the solicitation of proxies from iCoreConnect’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of iCoreConnect and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about iCoreConnect’s directors and executive officers and their ownership in iCoreConnect is set forth in iCoreConnect’s Annual Report on Form 10-K for the year ended December 31, 2022 and filed with the SEC on March 23, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

Before making any voting decision, investors and security holders of FGMC and iCoreConnect are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of FGMC’s and iCoreConnect’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FGMC and iCoreConnect. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals (including approval from antitrust regulators) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect FGMC or the expected benefits of the business combination, if not obtained; the failure to realize the anticipated benefits of the business combination; the ability of FGMC prior to the business combination, and the combined company following the business combination, to maintain the listing of FGMC’s shares on Nasdaq; costs related to the business combination; the failure to satisfy the conditions to the consummation of the business combination, including the approval of the business combination agreement by the shareholders of FGMC and iCoreConnect , the risk that the business combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against FGMC or iCoreConnect related to the business combination; the attraction and retention of qualified directors, officers, employees and key personnel following the business combination, the combined company’s ability following the business combination to compete effectively in a highly competitive market; the ability to protect and enhance iCoreConnect’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in iCoreConnect’s industry; the uncertain effects of the COVID-19 pandemic; future financial performance of the combined company following the business combination; the ability of the combined company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the business combination disrupt current plans and operations of iCoreConnect as a result of the announcement and consummation of the business combination; the possibility that iCoreConnect may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which iCoreConnect competes, including ecommerce; the ability of iCoreConnect to anticipate and respond to changing consumer preferences and trends; the ability of iCoreConnect to implement its existing strategic initiatives and continue to innovate their existing products; the ability of iCoreConnect to defend its intellectual property; the risk that iCoreConnect may not be able to execute its growth strategies and the timing of expected business milestones; the risk that iCoreConnect may not be able to recognize revenue for its products and services or secure additional contracts that generate revenue; and iCoreConnect’s performance, capabilities, strategy, and outlook. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FGMC and iCoreConnect do not presently know, or that FGMC and iCoreConnect currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FGMC’s and iCoreConnect’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of FGMC and iCoreConnect described in the joint preliminary proxy statement and a preliminary prospectus contained in the Form S-4 registration statement that FGMC and iCoreConnect filed with the SEC, including those under “Risk Factors” therein. FGMC and iCoreConnect anticipate that subsequent events and developments will cause their assessments to change. However, while FGMC and iCoreConnect may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing FGMC’s or iCoreConnect’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.